EXHIBIT 99.1

Seabridge Gold Identifies a Large, Untested Target at Iskut Project

TORONTO, Oct. 26, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) today reported that the 2016 multi-pronged exploration program on its 100%-owned Iskut Project in northwestern British Columbia has achieved its primary objective: to identify a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top, for drill testing in 2017.

The untested target, known as Quartz Rise, has all the hallmarks of a porphyry lithocap, a geological feature found at the top of major porphyry systems throughout the world. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. Typically, these features act as a cover obscuring structurally-controlled epithermal gold and silver systems that evolve from intrusive-related porphyry systems.

Commenting on the program, William Threlkeld, Seabridge’s Senior Vice-President of Exploration, noted that the Quartz Rise target “has the right high temperature crystalline clay-silica alteration and a coincident magnetotelluric anomaly with the appropriate signature. Historical data from magnetic surveys support the lithocap hypothesis and iron mineral ratio analysis used successfully in the industry to identify productive lithocaps is also positive. Finally, and perhaps most importantly, we have taken samples of this lithocap that contain visible gold,” Threlked said. “Collectively, these data point to a large and compelling target for the potential discovery of an intermediate-sulfidation epithermal precious metals system overlying porphyry copper-gold mineralization.”

Seabridge completed a limited amount of drilling this summer at the old high grade Johnny Mountain gold mine to test detailed ore control concepts on a known deposit while proceeding with the comprehensive program.

“Our drilling confirmed the key structures that control mineralization and the likely elevation where we should expect to find higher grades. The old mine is found at the bottom of the slope and the high grade gold mineralization does not continue to depth. In our assessment, the Johnny Mountain mine is on the edge of a larger system and lies near the bottom of the productive gold-bearing zone which was largely eroded away by glaciation. The nearby, higher elevation Quartz Rise resisted glaciation and remains largely intact in part due to its higher silica content. We think the upper parts of a porphyry system with higher grades of precious minerals may lie intact above the Johnny Mountain mine and under the lithocap on Quartz Rise,” said Threlkeld. (See image at http://seabridgegold.net/images/NOct26-16-graph.jpg)

2016 ISKUT PROGRAM DESCRIPTION

New Geophysical Work
Detailed magnetotelluric and airborne hyperspectral surveys were completed over Jurassic Hazelton Group rocks, the rocks that host many of the deposits in NW BC, on the west slopes of Johnny Mountain.  The purpose of these surveys was to identify the alteration patterns in the underlying rock formations.  Magnetotelluric (MT) technology acquires data over a large frequency band providing information on rocks to a potential depth of 3.0 kilometers and was used successfully at KSM to define the transition between peripheral alteration and mineralized zones at depth.  In the Johnny Mountain area, there are well defined vertical transitions between resistive and conductive rocks. These transitions were shown at KSM to represent contacts between mineralized rocks with high sulfide concentrations and altered rocks marginal to the mineral system.

A hyperspectral survey was also flown with sensors collecting data in wave lengths between 390nm to 2450nm with a 2.0 meter spatial resolution.  Images collected from the survey were geo-referenced and results were then placed into the correct surface position.  This data was collected to distinguish the various clay and iron oxide minerals that are exposed at the surface.  Mineral ratios can be interpreted to represent higher and lower temperature alteration zones.  The west slope of Johnny Mountain, the area around the mine that was extensively glaciated, shows the mineralogical characteristics of a marginal lower temperature alteration zone. The southwest facing, unglaciated slope of Quartz Rise has the mineral assemblage typical of more favorable, higher temperature epithermal alteration.

Compilation of Historical Data
Historical airborne magnetic data was compiled from surveys completed by previous owners.  These surveys show smaller, discrete magnetic highs in the glaciated parts of Johnny Mountain; however, a broader magnetic high is present under the unglaciated southwest facing slope.  The initial interpretation of this magnetic pattern is that a substantial intrusive body underlies this southwest facing slope.

Historical drill hole and surface geochemistry have also been evaluated.  Within the Johnny Mountain glaciated basin, surface and drill hole geochemistry show that gold concentrations are associated with two structural orientations, east-northeast and northwest.  In and around the Johnny Mountain Mine, northeast-trending silicic structures were exploited below surface gold anomalies.  Up slope and to the east of the mine, most of the anomalies are associated with northwest-trending clay-silica structures.  No drilling and very limited surface sampling was conducted on the unglaciated southwest slope of Johnny Mountain.

Historical core from the Johnny Mountain Mine was salvaged from 21 diamond drill holes.  These holes were reassembled, logged and sampled through intervals that, for the most part, had never been split and sampled. All of these shallow holes were drilled perpendicular to the strike of the northeast-trending silicic structures, but there were no intervals remaining in the core boxes from the principal structures exploited in the mine; however, assay reports were available that showed high grade gold over narrow intervals.  Several sub-parallel structures were identified from the logging and sampling of these holes. (See the Appendix at the end of this news release for details)

Drill Testing
Seabridge completed 3,368 meters of drilling on the Iskut project this year to obtain data on the structures that control gold concentrations.  The Johnny Mountain Mine area was selected to test for these controls because it provided abundant historical drill holes and ample underground data to expand upon the control concepts.

An extensive zone of adularia-clay alteration with disseminated pyrite is hosted in flat laying tuffaceous units and phreatic breccia bodies around the Johnny Mountain Mine. The phreatic breccia is best developed in the hanging wall of northwest-trending structures and believed to be associated with fluid boiling along these structures.  Diorite intrusions were encountered at depth, their emplacement controlled by the northwest-trending structures and contacts within the tuff units. Structures crossed in the drill holes were principally semi-massive pyrite or intense silica replacement.  The pyrite-rich structures were best preserved near the margins of and within the diorite intrusion.

The drill program targeted a range of locations and elevations in the mine area, including:

  Intersections in the west part of the Johnny Mountain Mine with holes JM-16-01, 02, 03, and 12.
  Intersections in the central part of the Johnny Mountain Mine with holes JM-16-04, 05, 06 and 11.
  Intersections in the south part of the Johnny Mountain Mine with holes JM-16-09, and 10.
  An intersection in the east part of the Johnny Mountain Mine with holes JM-16-07, and 08.
  A northwest trending structure identified in the MT survey, JM-16-13.

Several of the drill holes terminated in underground workings and did not test their intended targets.  Other holes did cross the intended structures and showed that multiple gold-bearing fluids with a diverse geochemical signature exploited the northwest-trending clay-silica structures.  The northeast-trending silicic structures seem to have focused the later gold-copper mineralizing fluids with the abundance and intensity of gold and hydrothermal alteration diminishing with depth. Observations from these drill holes support an interpretation that the Johnny Mountain Mine is on the margin of a larger mineral system, now believed to be southeast of the mine area (http://seabridgegold.net/images/NOct26-16-graph.jpg). For more detail see the Appendix.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards. Cross-check analyses include metallic screen fire assay techniques and external laboratory analysis on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accept responsibility for the adequacy or accuracy of this release.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the identification of a prospective new porphyry copper-gold system with a potential epithermal precious metals zone at its top that may be intact; (ii) the potential for discovery at the Iskut Project of an intermediate-sulfidation epithermal precious metals system overlying porphyry copper-gold mineralization; (iii) this year’s drilling confirming the likely elevation where to find higher grades; (iv) the assessment that the Johnny Mountain mine is on the edge of a larger system and lies near the bottom of the productive gold-bearing zone which was largely eroded away by glaciation; (v) Seabridge thinking that the upper parts of a porphyry system with higher grades of precious minerals may lie intact above the Johnny Mountain mine and under the lithocap on Quartz Rise; (vi) the initial interpretation of the magnetic pattern found in the surveys of previous owners is that a substantial intrusive body underlies the southwest facing slope at Johnny Mountain; (vii) the northeast-trending silicic structures at Johnny Mountain seeming to have focused the later gold-copper mineralizing fluids with the abundance and intensity of gold and hydrothermal alteration diminishing with depth; and (viii) an interpretation from the drill hole results that the Johnny Mountain Mine is on the margin of a larger mineral system, now believed to be southeast of the mine area.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include the risk that the interpretations of the geologic formations at the Johnny Mountain mine do not conform to the geologic models that are the foundations for such hypotheses and other risks outlined in statements made by the Company from time to time in the filings made by the Company with securities regulators. A detailed cautionary statement outlining the forward looking statements in the mineral reserves and mineral resources reported by the Company, as well as assumptions and risks relating to them appears on its website. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email: info@seabridgegold.net

Appendix

Seabridge completed 3,368 meters of drilling on the Iskut project during August and September of this year.  The drill holes were designed to test projections of structural intersections below the Johnny Mountain Mine to determine the chief fluid pathways for gold mineralization.  Drill holes were oriented to test the projected intersection of both northeast-trending silicic structures and northwest-trending clay-silica structures.

Drill Testing

Drill Hole	Total Depth	From	To	Length	Gold (g/T)	Silver (g/T)	% Copper	Elevation Mid-point of Interval (m)
JM-16-01	252.0	104.1	107.7	3.6	2.07	6.8	0.60	1088
JM-16-02	109.2 hole lost	73.2	76.2	3.0	1.31	3.8	0.00	1133
		102.4	109.2	6.8	2.21	1.2	0.00	1109
JM-16-03	243.0 Including	95.0	113.5	18.5	1.24	1.5	0.05	1106
		109.0	113.5	4.5	3.32	1.6	0.00
JM-16-04	68.0 hole lost	64.5	68.0	3.5	0.66	11.4	0.04	1164
JM-16-05	71.0 hole lost	40.3	45.8	5.5	0.57	2.3	0.04	1182
JM-16-06	348.0 including	153.5	161.4	7.9	4.05	32.4	2.09	1066
		156.6	158.7	2.1	13.95	44.3	6.98
JM-16-07	246.0	No significant intercepts
JM-16-08	393.0	No significant intercepts
JM-16-09	408.0	51.8	60.7	8.9	0.60	1.8	0.06	1216
		387.5	390.5	3.0	0.12	5.5	0.26	914
JM-16-10	207.0	100.0	106.0	6.0	0.95	1.5	0.02	1085
		128.5	133.0	4.5	0.79	0.7	0.01	1061
JM-16-11	252.0	154.2	158.2	4.0	5.58	2.36	0.09	1087
JM-16-12	405.5	No significant intervals
JM-16-13	402.5	No significant intervals
SK-215g	166.1	131.2	135.1	3.9	1.70	2.7	0.12	1109
SK-252	187.8	143.9	146.9	3.0	2.74	0.8	0.01	1100
U122-11	21.3	11.0	21.3	10.3	11.44	5.9	0.06	1129
	including	14.0	18.6	4.6	21.94	10.0	0.08
U244-11	68.3	48.5	59.0	10.5	1.59	2.2	0.13	1094
U300-11	64.6	3.3	12.8	9.5	1.54	2.1	0.00	1126
		47.9	57.0	9.1	3.26	11.0	0.42	1137
	including	49.0	52.6	3.6	7.65	24.6	1.00
SK83-27	84.1	68.6	75.5	6.9	12.64	28.4	0.15	1172

The JM-16-series holes were drilled by Seabridge obliquely to the structural orientations and are not known to have intersected a true thickness of the structures; at this time the width of these features cannot be determined.  Holes with the prefix SK were historical holes drilled at an azimuth of approximately 150 degrees and are thought to represent a true thickness of structures oriented at 60 degrees. Drill holes with the prefix U were also historical holes drilled from underground and collared at various azimuths to accommodate local variations in the strike of the target structures insuring a true width intersection of the feature.

Brief Drill Hole Descriptions follow:

JM-16-01
This hole was drilled at a 190 degree azimuth and a -70 degree dip. Designed to test the down dip intersection of the northeast and northwest striking structures approximately 60 meters below the lowest mine workings (10 level, 1081 meters elevation) on the southwestern end of the old mine. This drill hole did intersect semi-massive to massive pyrite in a quartz breccia from 182 – 198 meter depth where the structure was expected, but this zone did not contain any appreciable gold. A smaller, narrow parallel structure was intersected in the hanging wall with a 0.6 meter central interval of 8.76 g/T Au, 26.7 g/T Ag and 3.16% Cu.

JM-16-02
This hole was drilled from the same drill pad as JM-16-01, at the same azimuth, but at a shallower dip (-45 degrees) to test the area between the historical 10 (1081 meters elevation) and 11 (1135 meters elevation) level workings. Unfortunately, this hole encountered undocumented old mine workings at a depth of 109.2 meters and could not continue. The hole intersected 6.8 meters of Au mineralization averaging 2.21 g/T Au and low Ag and Cu values in brecciated diorite directly hanging wall to the workings from 102.4 – 109.2 meters. Two narrow subparallel structures were also encountered, one at 63.0 to 64.5 meters which averaged 2.27 g/T Au and one at 73.2 to 74.7 meters which averaged 2.31 g/T Au, corresponding with the hanging wall structure mentioned in hole JM-16-01 above.

JM-16-03
After hole JM-16-02 was abandoned, the drill was turned 8 degrees to the west, with the same intention of intersecting the structures between the existing mine workings at a -50 degree dip. This was accomplished as the hole was completed to a depth of 243 meters. Where hole JM-16-02 intersected old workings at 109.2 meters, this hole intersected 18.5 meters of Au mineralization that averaged 1.24 g/T Au from 95.0 – 113.5 meters in the same brecciated diorite. The 4.5 meters on the footwall part of the structure from 109.0 – 113.5 meters averaged 3.32 g/T Au.  Higher in the hole, two narrow intervals with gold grades in the 0.50g/T range were encountered.

JM-16-04
This hole was designed to intersect a different structural intersection (at the same orientations as above) roughly 100 meters northeast from drill holes JM-16-01 through 03 in the southcentral area of the old mine. The hole was drilled at a 190 degree azimuth and a -55 degree dip. Unfortunately, this hole also intersected undocumented historical mine workings between the 10 and 11 levels at 68.0 meters. In the hanging wall of the workings, grades were increasing down hole and over the final 3.5 meters averaged 0.66 g/T Au.

JM-16-05
After JM-16-04 was abandoned, the drill was turned 5 degrees to the south, and this hole was drilled at an azimuth of 185 degrees with a -60 degree dip. Again, this hole was lost after intersecting underground workings at 71 meters. There was a 1.5 meter interval of 1.2 g/T Au right above the workings, as well as a zone that averaged 0.57 g/T Au over 5.5 meters in the hanging wall at 40.3 meters.

JM-16-06
This drill hole was designed to intersect one of the northwest trending structures in the central part of the mine roughly 120 meters north of holes 04 and 05. This hole was drilled at a 190 degree azimuth with a dip of -60 degrees. The hole intersected the best interval of the program in brecciated diorite within the structure retuning 7.9 meters averaging 4.05 g/T Au, 2.09% Cu, and 32.5 g/T Ag. Within this zone, 2.1 meters averaged 13.95 g/T Au, 6.98% Cu and 44.3 g/T Ag.  Other narrow zones in the hanging wall of the mineralized structure contained 2.83 g/T Au in diorite and 0.52 g/T Au in tuff.

JM-16-07
This hole was designed to test another structural intersection in the footwall side of the northeastern area of the mine approximately 200 meters from holes 04 and 05. This hole was drilled at a 100 degree azimuth and a -50 degree dip to a depth of 246 meters. Although this hole didn’t intersect reportable gold grades, two encouraging near surface intervals were intersected. From 26.5 – 30 meters, a zone of anomalous copper was found in the favorable diorite breccia, and from 53.5 – 58.0 meters a zone with semi-massive sulphide in tuffs was intersected, again with anomalous copper.

JM-16-08
This hole was drilled at the far northeastern extent of the known veins and structures and was designed to test a lesser understood structural intersection. The hole was drilled at a 190 degree azimuth and a -65 degree dip to a depth of 393 meters. Again, this hole didn’t have any reportable gold values, however, there were several short intervals with 0.4 – 0.6 g/T Au (associated with sphalerite) well above the targets intersection and a zone with anomalous copper in a brecciated diorite at 245 – 249 meters depth.  Below the targeted intersection at about 300 meters, the drill hole encountered tuffaceous rocks depleted in gold.

JM-16-09
This hole was drilled at a 280 degree azimuth and a -60 degree dip to a depth of 408 meters. The purpose of this hole was to test the east-northeast trending vein sets in the south-central portion of the mine. In one of the targeted structures, 8.9 meters of silicically altered tuff-hosted breccia averaging 0.6 g/T Au was intersected from 51.8 – 60.7 meters. Several other minor sections with anomalous copper were also intersected deeper in the hole. This hole collared south of the mineral system and stayed in the footwall below the system.

JM-16-10
This hole was drilled in the far southeastern area of the mine at a 190 degree azimuth with a -60 degree dip to a depth of 170 meters. This hole was designed to intersect another one of the east-northeast structures. Only a pair of lower grade sections were intersected within silicified and brecciated tuffs, one at 100.0 – 106.0 meters returned 0.95 g/T Au over 6 meters and a second interval of 4.5 meters starting at 128.5 meters with 0.79 g/T Au.

JM-16-11
This hole was designed to intersect another structural intersection in the southcentral part of the mine. The hole was drilled south of, and along the same fence as, holes 04 and 05 at a 190 degree azimuth, with a -65 degree dip, to a depth of 252 meters.  In the upper part of this hole a 2.6 meter wide quartz vein contained 0.70g/T Au.  A high grade intercept was cut at 155.7 meter depth at the target zone, once again in brecciated diorite, one meter reported 20.90 g/T gold with the 2.5 meter interval averaging 8.81 g/T Au.  Below the target high-grade interval, gold grades show intense depletion.

JM-16-12
This hole was set up well north of the central portion of the mine, targeting the down dip, deep extension of the structures. This hole was drilled at a 190 degree azimuth with a -55 degree dip to a depth of 405.5 meters. The upper part of the hole had some spotty anomalous copper values. One structure was intersected from 362 – 366.5 meters and averaged 0.62% Cu. This interval was hosted in the tuffs, and contained increased pyrrhotite and magnetite. This interval seems to be the deeper parts of the same structures found within the mine, but gold grades are strongly depleted around this interval.

JM-16-13
This hole was drilled roughly 900 meters northeast of the other drilling. The hole was designed to test an extension of the northeast trending structures as identified through the geophysics conducted this summer. The hole was drilled at a 260 degree azimuth with a -70 degree dip to a depth of 402.5 meters. There were no reportable grade intervals intersected, several narrow sections with anomalous copper, lead and zinc encountered in the tuffs, however gold grades are depleted in this area.

Re-logging and sampling
Re-logging and sampling of historical core drill holes at Johnny Mountain were undertaken to expand the geochemical data set for this gold occurrence and evaluate the controls on gold distribution associated with past production.  Surface and underground mapping on the Johnny Mountain Mine showed a complex interrelationship between northwest and northeast structures, however the historical drilling seemed to have exclusively tested the northeast structural trend.  Evaluation of the historical cores was instrumental in identifying the alteration styles and rock units involved in the gold mineralization.

The re-logging and sampling provided a stratigraphic section in the shallow part of the deposit.  Past operators removed the main intersection of the northeast-trending silica-rich structures, and only historical assay results were available.  Identification of subparallel mineralized structures provided some insight into ore controls but gave little understanding of the interaction between northeast and northwest structures.  This effort provided an expanded geochemical set for the mine area; however, it was clear that confirmatory drilling was required to assess the northwest-trending structures, the intersection of northeast and northwest trending structures and these structures at depth.